January 19, 2011

Mr. Mark Brunhofer
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:	Rexahn Pharmaceuticals, Inc.
Form 10-K for the year ended December 31, 2009
Filed March 31, 2010
File No. 001-34079

Dear Mr. Brunhofer:

On behalf of Rexahn Pharmaceuticals, Inc. (the “Company”), this letter responds to comments made by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s letter to Mr. Jeong dated December 21, 2010.  Set forth below are the Staff’s comments in bold type, with each comment followed by the Company’s response.

Staff’s Comment and Company’s Response

Research and Development Projects, page 37

1.           Please revise your disclosures as proposed in response to comment three to also quantify the research and development expenses that were incurred for the projects identified during each period that are presented in the financial statements.

The Company will add the following table to the disclosures:

	Years Ended December 31,
Project Name	2009	2008	Cumulative from March 19, 2001 (Inception) to December 31, 2009
Clinical Candidates
Archexin	$800,000	$500,000	$6,000,000
Serdaxin	200,000	400,000	1,000,000
Zoraxel	200,000	500,000	1,000,000

Preclinical Compounds
RX – 3117	250,000	50,000	300,000
Other Preclinical Compounds	200,000	250,000	1,250,000
	$1,650,000	$1,700,000	$13,300,000

Mr. Mark Brunhofer
January 19, 2011

Financial Statements

Notes to the Financial Statements

9. Common Stock, page F-15

2.           We acknowledge your response to our previous comment five and your separate assessment in your letter dated December 3, 2010. We are still evaluating your assessment that the anti-dilution rights associated with common stock should be accounted for as a liability under ASC 480-10-25-14. In your December 3, 2010 letter, you indicate that even if liability accounting under ASC Topic 480 is inappropriate, you would be required to account for this provision as a derivative liability under ASC Topic 815. In this regard, please explain to us why you believe this provision would be met settleable under ASC 815-10-15-83 and 15-99 through 15-139 when it appears that you must settle the provision gross by issuing shares.

In our December 3, 2010 letter, we addressed that the hierarchy of accounting considerations related to the classification and measurement of the financial instruments requires the application of ASC Topic 815 only if the financial instruments are not considered to be within the scope of ASC Topic 480. In our response, we concluded the anti-dilution put was within the scope of ASC Topic 480, so ASC Topic 815 was not applicable. Accordingly, we did not perform an analysis to determine whether the anti-dilution put would be a liability if ASC 815 had been considered applicable.

We did consider whether combination of the put and the common stock would be necessary under ASC Topic 815 as required within the guidance of ASC Paragraph 480-10-25-15, however, since this provision relates to the combination of two derivatives and the common stock was not considered a derivative, combination was not required.

Mr. Mark Brunhofer
January 19, 2011

3.             We acknowledge your representation in response to our previous comment five that the warrants should have been reclassified as liabilities at January 1, 2009 upon the adoption of the new guidance beginning at ASC 815-40-15-5. Please also provide us you analysis to support that these warrants should not have been reflected as liabilities upon issuance. Please reference the authoritative literature you relied upon to support your accounting.

After further consideration of the Fundamental Transaction provision in the warrant agreements, we have reassessed the conclusion that the warrants achieved equity classification at inception and determined that the warrants would require liability classification at inception.

The warrant agreements contain a provision in which the holders may request to receive cash equal to the Black-Scholes values of the remaining unexercised portion of the warrant if the Fundamental Transaction results in a rule “Rule 13e-3 transaction” in which the consideration issued consisted of principally of cash or stock in a non-public company. We first assessed whether the warrants were within the scope of ASC 480.

Since the warrant agreements give the holder the right to receive cash upon the occurrence of a Fundamental Transaction, we have determined that they would be considered liabilities at inception. ASC Paragraph 480-10-55-31 provides that warrants for shares that contain a written put option are liabilities under ASC Topic 480 because the warrants embody obligations to repurchase the issuers shares and may require a transfer of assets. ASC Topic 480-10-25-9 further clarifies that the phrase requires or may require encompasses instruments that either conditionally or unconditionally obligate the issuer to transfer assets. As such, warrants in which the transfer of assets is conditional on a defined contingency, such as a Fundamental Transaction, would require liability accounting.

The revised materiality analysis that considers liability classification at inception is included in Exhibit A attached hereto.

4.             Your materiality assessment provided in your December 3, 2010 response on the warrants and the anti-dilution rights associated with common stock appears to indicate that the related errors are, at a minimum, quantitatively material to your financial statements.

•	Please revise your materiality assessment to separately quantify the financial impact of the error for your warrants and for the anti-dilution rights associated with common stock.
•	Please provide the impact for each error by quarter for 2009 and 2010.
•	Please revise your assessment to also include the impact on your total liabilities.
•
Assuming you can substantiate that the warrants should not have been accounted for as liabilities upon issuance, as requested in the preceding comment, please provide the fair values assigned to the warrants at issuance, upon the adoption of the provisions of EITF 07-5 on January 1, 2009 and at each quarterly balance sheet date starting at March 31, 2009.

Mr. Mark Brunhofer
January 19, 2011

•	Please provide the fair values assigned to the anti-dilution rights associated with common stock upon issuance and for the following subsequent balance sheet dates:
o	December 31, 2007, 2008 and 2009
o	Each quarter end in 2009 and 2010.

The information requested in each of the five bullet points above are included in the exhibit attached to this response. For the fourth bullet point above, see response 3 above. As a result of that response, we have valued the warrants as liabilities as of issuance in Exhibit A attached hereto.

As a result of valuing the 2007 and 2008 warrants as of date issuance and determining that the 2009 warrants should be considered liabilities, the Company reviewed its materiality discussion contained in its December 3, 2010 response to the Commission. The Company still believes that the qualitative factors discussed in the response are still applicable.

•
Regarding the fair values assigned in the preceding two bullets, please explain to us how you computed the fair values. Please tell us what valuation models you used to determine fair values and provide the assumptions used in those models. To the extent you use the Black-Scholes option pricing model please explain to us why you use that model, instead of a binomial or lattice pricing model to value your warrants. In this regard the Black-Scholes model does not take into account the warrants’ down-round protection. It appears to us that the price adjustment feature would add value to the warrant for which the binomial or lattice models are better suited.

To compute the fair value of the warrants we utilized a Black-Scholes-Merton option model; however, the exercise price entered into the model was adjusted downward to incorporate the additional value associated with the down-round protection. The Black-Scholes-Merton option model comprises two components: intrinsic value and time value. We believe the down-round protection feature operates as a contingent put option on the enterprise value of the company. Lowering the exercise price for an estimate of the enterprise value put, on a per share basis, incorporates the value of the down-round protection into the Black-Scholes-Merton model. That is, the lowered exercise price has the effect of increasing the intrinsic value.

We assumed that a market participant would consider the probability of the occurrence of a future exercise price adjustment when determining the value to be assigned to warrants with down-round protection. Since anti-dilution risk is present when the trading market price is below or projected to be below the exercise price, it was assumed that a market participant would assign greater value to the down-round protection when the warrants are out of the money.

Inputs into the Black-Scholes-Merton model included the trading market price, the expected term, the risk free rate, stock price volatility and an exercise price which was adjusted downward to encompass the fair value of the down-round protection. Current accounting literature does not require a specific valuation model be used, rather, it expressly allows for the use of models that take into account all of the unique features of the instrument being valued. We believe that the use of a Black-Scholes-Merton option model, with an adjustment to the exercise price input, encompasses the fair value of the down-round protection provisions and provides a reliable estimate of the fair value of the warrants. Accordingly, we did not consider use of a binomial or lattice model to be necessary.

Mr. Mark Brunhofer
January 19, 2011

5.           We acknowledge your response to our previous comment six. Please explain to us why the provision identified in the first paragraph of page 15 of your October 15, 2010 letter that permits the holder to opt for cash settlement in the event of a Fundamental Transaction does not necessitate liability accounting under ASC 815-40-25-7 through 25-10 and ASC 815-40-55-2 through 55-6. In addition, please provide us the proposed revised disclosure you intend to include in future periodic reports that describes the anti-dilution provisions of these warrants.

As discussed in 3 above, we reconsidered the Fundamental Transaction provision in the warrant agreements and determined that they should be recorded as liabilities at inception under the scope of ASC Topic 480. Accordingly, consideration of the warrants under ASC Topic 815 was not considered applicable. We have revised our materiality analysis accordingly.

In future periodic reports, we will provide the following language to describe the anti-dilution provisions in the warrant agreements:

The warrants issued in December 2007, March 2008, June 2009 and October 2009 each have anti-dilutive protection provisions, which include customary terms providing for adjustment of the exercise price and the number of shares in the event of stock splits, stock dividends, and pro rata distributions. The warrants issued in December 2007 and March 2008 are also subject to down-round anti-dilution protection. Accordingly, if we sell common stock or common stock indexed financial instruments below the stated exercise price, the exercise price related to these warrants will adjust to that lower amount.

In addition, all the warrants mentioned above contain a provision for net cash settlement in the event that there is a fundamental transaction (contractually defined as a merger, sale of substantially all assets, tender offer or share exchange). If any fundamental transactions occurs in which the consideration issued consists principally of cash or stock in a non-public company, then the Holder has the option to receive cash, equal to the Black-Scholes value of the remaining unexercised portion of the warrant. Due to this contingent redemption provision, the warrants require liability classification in accordance with FASB ASC 480-10, Distinguishing Liabilities from Equity and must be recorded at fair value each reporting period.

Mr. Mark Brunhofer
January 19, 2011

In connection with responding to the foregoing comments, the Company hereby acknowledges that:
(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
(2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
(3)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please contact the undersigned at (240) 268-5305.

Thank you for your attention to this filing.  We look forward to hearing from you shortly.

Very truly yours,

/s/ TAE HEUM JEONG

Tae Heum Jeong
Chief Financial Officer

Exhibit A

REXAHN PHARMACEUTICALS, INC.
ANNUAL MATERIALITY ASSESSMENT

Year ended December 31, 2007 (in thousands)

	Accumulated Deficit	Total Equity	Net income (loss)	Total Liabilities

Reported in 10K	$(24,994)	$6,752	$(4,304)	$(1,732)

Financial impact of error:
Dec. 17, 2007 warrants	$(435)	$(1,801)	$(435)	$(1,801)
March 20, 2008 warrants	-	-	-	-
June 5, 2009 warrants	-	-	-	-
October 23, 2009 warrants	-	-	-	-
Total warrants	(435)	(1,801)	(435)	(1,801)
Anti-dilution rights	(3,157)	(3,157)	287	(3,157)
Total impact of error	$(3,592)	$(4,958)	$(148)	$(4,958)

10K amount if adjusted:	$(28,586)	$1,794	$(4,452)	$(6,690)

% impact:
Dec. 17, 2007 warrants	2%	-27%	10%	104%
March 20, 2008 warrants	0%	0%	0%	0%
June 5, 2009 warrants	0%	0%	0%	0%
October 23, 2009 warrants	0%	0%	0%	0%
Anti-dilution rights	13%	-47%	-7%	182%
Total % impact	15%	-73%	3%	286%

REXAHN PHARMACEUTICALS, INC.
ANNUAL MATERIALITY ASSESSMENT

Year ended December 31, 2008 (in thousands)

	Accumulated Deficit	Total Equity	Net income (loss)	Total Liabilities

Reported in 10K	$(29,906)	$2,705	$(4,912)	$(1,409)

Financial impact of error:
Dec. 17, 2007 warrants	$736	$(630)	$1,171	$(630)
March 20, 2008 warrants	120	(76)	120	(76)
June 5, 2009 warrants	-	-	-	-
October 23, 2009 warrants	-	-	-	-
Total warrants	856	(706)	1,291	(706)
Anti-dilution rights	(644)	(4,510)	(931)	(4,510)
Total impact of error	$212	$(5,216)	$360	$(5,216)

10K amount if adjusted:	$(29,694)	$(2,511)	$(4,552)	$(6,625)

% impact:
Dec. 17, 2007 warrants	-2%	-23%	-24%	45%
March 20, 2008 warrants	0%	-3%	-2%	5%
June 5, 2009 warrants	0%	0%	0%	0%
October 23, 2009 warrants	0%	0%	0%	0%
Anti-dilution rights	2%	-167%	19%	320%
Total % impact	-1%	-193%	-7%	370%

REXAHN PHARMACEUTICALS, INC.
ANNUAL MATERIALITY ASSESSMENT

Year ended December 31, 2009 (in thousands)

	Accumulated Deficit	Total Equity	Net income (loss)	Total Liabilities

Reported in 10K	$(36,294)	$8,100	$(6,387)	$(1,889)

Financial impact of error:
Dec. 17, 2007 warrants	$801	$(565)	$990	$(565)
March 20, 2008 warrants	119	(72)	120	(72)
June 5, 2009 warrants	1,578	1,573	2,495	(1,263)
October 23, 2009 warrants	39	(3,688)	39	(882)
Total warrants	2,537	(2,752)	3,644	(2,782)
Anti-dilution rights	1,331	(98)	1,975	(98)
Total impact of error	$3,868	$(2,850)	$5,620	$(2,880)

10K amount if adjusted:	$(32,426)	$5,250	$(767)	$(4,769)

% impact:
Dec. 17, 2007 warrants	-2%	-7%	-15%	30%
March 20, 2008 warrants	0%	-1%	-2%	4%
June 5, 2009 warrants	-4%	19%	-39%	67%
October 23, 2009 warrants	0%	-46%	-1%	47%
Anti-dilution rights	-4%	-1%	-31%	5%
	-11%	-35%	-88%	153%

REXAHN PHARMACEUTICALS, INC.
ANNUAL MATERIALITY ASSESSMENT

Nine months ended September 31, 2010 (in thousands)

	Accumulated Deficit	Total Equity	Net income (loss)	Total Liabilities

Reported in 10K	$(43,290)	$15,892	$(6,996)	$(2,398)

Financial impact of error:
Dec. 17, 2007 warrants	$212	$(1,154)	$(589)	$(541)
March 20, 2008 warrants	87	(104)	(32)	(104)
June 5, 2009 warrants	(1,931)	(1,936)	(3,510)	(1,216)
October 23, 2009 warrants	(905)	(4,632)	(944)	(726)
Total warrants	(2,538)	(7,826)	(5,074)	(2,586)
Anti-dilution rights	1,429	5,900	98	-
Total impact of error	$(1,109)	$(1,927)	$(4,977)	$(2,586)

10K amount if adjusted:	$(44,399)	$13,965	$(11,973)	$(4,984)

% impact:
Dec. 17, 2007 warrants	0%	-7%	8%	23%
March 20, 2008 warrants	0%	-1%	0%	4%
June 5, 2009 warrants	4%	-12%	50%	51%
October 23, 2009 warrants	2%	-29%	13%	30%
Anti-dilution rights	-3%	37%	-1%	0%
Total % impact	3%	-12%	71%	108%

REXAHN PHARMACEUTICALS, INC.
ANNUAL MATERIALITY ASSESSMENT

Summary
	Accumulated Deficit	Total Equity	Net income (loss)	Total Liabilities

Year ended December 31, 2007

10K as reported	(24,994)	6,752	(4,304)	(1,732)
Financial impact of warrants	(435)	(1,801)	(435)	(1,801)
Financial impact of anti-dilution rights	(3,157)	(3,157)	287	(3,157)
10K amount if adjusted:	(28,586)	1,794	(4,452)	(6,690)
% impact of warrants	2%	-27%	10%	104%
% impact of anti-dilution rights	13%	-47%	-7%	182%
Total % impact	15%	-73%	3%	286%

Year ended December 31, 2008

10K as reported	(29,906)	2,705	(4,912)	(1,409)
Financial impact of warrants	856	(706)	1,291	(706)
Financial impact of anti-dilution rights	(644)	(4,510)	(931)	(4,510)
10K amount if adjusted:	(29,694)	(2,511)	(4,552)	(6,625)
% impact of warrants	-3%	-26%	-26%	50%
% impact of anti-dilution rights	2%	-167%	19%	320%
Total % impact	-1%	-193%	-7%	370%

Year ended December 31, 2009

10K as reported	(36,294)	8,100	(6,387)	(1,889)
Financial impact of warrants	2,537	(2,752)	3,644	(2,782)
Financial impact of anti-dilution rights	1,331	(98)	1,975	(98)
10K amount if adjusted:	(32,426)	5,250	(767)	(4,769)
% impact of warrants	-7%	-34%	-57%	148%
% impact of anti-dilution rights	-4%	-1%	-31%	5%
Total % impact	-11%	-35%	-88%	153%

Nine months ended September 30, 2010

10K as reported	(43,290)	15,892	(6,996)	(2,398)
Financial impact of warrants	(2,538)	(7,826)	(5,074)	(2,586)
Financial impact of anti-dilution rights	1,429	5,900	98	-
10K amount if adjusted:	(44,399)	13,965	(11,973)	(4,984)
% impact of warrants	6%	-49%	73%	108%
% impact of anti-dilution rights	-3%	37%	-1%	0%
Total % impact	3%	-12%	71%	108%

REXAHN PHARMACEUTICALS, INC.
QUARTERLY MATERIALITY ASSESSMENT

Quarter ended March 31, 2009 (in thousands)

	Accumulated Deficit	Total Equity	Net income (loss)	Total Liabilities

Reported in 10Q	$(31,391)	$1,899	$(1,485)	$(1,506)

Financial impact of error:
Dec. 17, 2007 warrants	$1,079	$(288)	$343	$(288)
March 20, 2008 warrants	159	(36)	39	(36)
June 5, 2009 warrants	-	-	-	-
October 23, 2009 warrants	-	-	-	-
Total warrants	1,238	(324)	382	(324)
Anti-dilution rights	(206)	(4,072)	438	(4,072)
Total impact of error	$1,032	$(4,395)	$820	$(4,395)

10Q amount if adjusted:	$(30,359)	$(2,496)	$(665)	$(5,901)

% impact:
Dec. 17, 2007 warrants	-3%	-15%	-23%	19%
March 20, 2008 warrants	-1%	-2%	-3%	2%
June 5, 2009 warrants	0%	0%	0%	0%
October 23, 2009 warrants	0%	0%	0%	0%
Anti-dilution rights	1%	-214%	-29%	270%
Total % impact	-3%	-231%	-55%	292%

 REXAHN PHARMACEUTICALS, INC.
QUARTERLY MATERIALITY ASSESSMENT

Quarter ended June 30, 2009 (in thousands)

	Accumulated Deficit	Total Equity	Net income (loss)	Total Liabilities

Reported in 10Q	$(33,174)	$3,105	$(1,783)	$(1,781)

Financial impact of error:
Dec. 17, 2007 warrants	$561	$(806)	$345	$(806)
March 20, 2008 warrants	95	(100)	43	(100)
June 5, 2009 warrants	458	458	1,380	(2,379)
October 23, 2009 warrants	-	-	-	-
Total warrants	1,114	(448)	1,768	(3,284)
Anti-dilution rights	595	(1,978)	801	(1,978)
Total impact of error	$1,709	$(2,426)	$2,570	$(5,262)

10Q amount if adjusted:	$(31,465)	$679	$787	$(7,043)

% impact:
Dec. 17, 2007 warrants	-2%	-26%	-19%	45%
March 20, 2008 warrants	0%	-3%	-2%	6%
June 5, 2009 warrants	-1%	15%	-77%	134%
October 23, 2009 warrants	0%	0%	0%	0%
Anti-dilution rights	-2%	-64%	-45%	111%
Total % impact	-5%	-78%	-144%	295%

 REXAHN PHARMACEUTICALS, INC.
QUARTERLY MATERIALITY ASSESSMENT

Quarter ended September 30, 2009 (in thousands)

	Accumulated Deficit	Total Equity	Net income (loss)	Total Liabilities

Reported in 10Q	$(34,411)	$5,325	$(1,237)	$(1,589)

Financial impact of error:
Dec. 17, 2007 warrants	$811	$(555)	$250	$(555)
March 20, 2008 warrants	95	(95)	5	(95)
June 5, 2009 warrants	928	923	470	(1,914)
October 23, 2009 warrants	-	-	-	-
Total warrants	1,834	272	725	(2,564)
Anti-dilution rights	1,495	(1,078)	899	(1,078)
Total impact of error	$3,329	$(806)	$1,625	$(3,642)

10Q amount if adjusted:	$(31,082)	$4,519	$388	$(5,231)

% impact:
Dec. 17, 2007 warrants	-2%	-10%	-20%	35%
March 20, 2008 warrants	0%	-2%	0%	6%
June 5, 2009 warrants	-3%	17%	-38%	120%
October 23, 2009 warrants	0%	0%	0%	0%
Anti-dilution rights	-4%	-20%	-73%	68%
Total % impact	-9%	-15%	-131%	229%

REXAHN PHARMACEUTICALS, INC.
QUARTERLY MATERIALITY ASSESSMENT

Quarter ended March 31, 2010 (in thousands)

	Accumulated Deficit	Total Equity	Net income (loss)	Total Liabilities

Reported in 10Q	(37,865)	8,408	(1,571)	(2,010)

Financial impact of error:
Dec. 17, 2007 warrants	(860)	(2,227)	(1,661)	(2,227)
March 20, 2008 warrants	(82)	(273)	(201)	(273)
June 5, 2009 warrants	(1,196)	(1,201)	(2,774)	(3,633)
October 23, 2009 warrants	(1,359)	(5,086)	(1,398)	(1,349)
Total warrants	(3,498)	(8,786)	(6,034)	(7,481)
Anti-dilution rights	1,429	-	98	-
Total impact of error	(2,069)	(8,786)	(5,937)	(7,481)

10Q amount if adjusted:	(39,934)	(378)	(7,508)	(9,491)

% impact:
Dec. 17, 2007 warrants	2%	-26%	106%	111%
March 20, 2008 warrants	0%	-3%	13%	14%
June 5, 2009 warrants	3%	-14%	177%	181%
October 23, 2009 warrants	4%	-60%	89%	67%
Anti-dilution rights	-4%	0%	-6%	0%
Total % impact	5%	-104%	378%	372%

REXAHN PHARMACEUTICALS, INC.
QUARTERLY MATERIALITY ASSESSMENT

Quarter ended June 30, 2010 (in thousands)

	Accumulated Deficit	Total Equity	Net income (loss)	Total Liabilities

Reported in 10Q	$(40,972)	$17,310	$(3,107)	$(2,691)

Financial impact of error:
Dec. 17, 2007 warrants	$(237)	$(1,604)	$623	$(991)
March 20, 2008 warrants	(21)	(212)	61	(212)
June 5, 2009 warrants	(2,402)	(2,407)	(1,206)	(1,687)
October 23, 2009 warrants	(1,215)	(4,941)	145	(1,035)
Total warrants	(3,875)	(9,164)	(378)	(3,924)
Anti-dilution rights	1,429	5,900	-	-
Total impact of error	$(2,447)	$(3,264)	$(378)	$(3,924)

10Q amount if adjusted:	$(43,419)	$14,046	$(3,485)	$(6,615)

% impact:
Dec. 17, 2007 warrants	1%	-9%	-20%	37%
March 20, 2008 warrants	0%	-1%	-2%	8%
June 5, 2009 warrants	6%	-14%	39%	63%
October 23, 2009 warrants	3%	-29%	-5%	38%
Anti-dilution rights	-3%	34%	0%	0%
Total % impact	6%	-19%	12%	146%

REXAHN PHARMACEUTICALS, INC.
QUARTERLY MATERIALITY ASSESSMENT

Quarter ended September 30, 2010 ( in thousands)

	Accumulated Deficit	Total Equity	Net income (loss)	Total Liabilities

Reported in 10Q	$(43,290)	$15,892	$(2,318)	$(2,398)

Financial impact of error:
Dec. 17, 2007 warrants	$212	$(1,154)	$450	$(541)
March 20, 2008 warrants	87	(104)	108	(104)
June 5, 2009 warrants	(1,931)	(1,936)	471	(1,216)
October 23, 2009 warrants	(905)	(4,632)	309	(726)
Total warrants	(2,538)	(7,826)	1,338	(2,586)
Anti-dilution rights	1,429	5,900	-	-
Total impact of error	$(1,109)	$(1,927)	$1,338	$(2,586)

10Q amount if adjusted:	$(44,399)	$13,965	$(980)	$(4,984)

% impact:
Dec. 17, 2007 warrants	0%	-7%	-19%	23%
March 20, 2008 warrants	0%	-1%	-5%	4%
June 5, 2009 warrants	4%	-12%	-20%	51%
October 23, 2009 warrants	2%	-29%	-13%	30%
Anti-dilution rights	-3%	37%	0%	0%
Total % impact	3%	-12%	-58%	108%

REXAHN PHARMACEUTICALS, INC.
QUARTERLY MATERIALITY ASSESSMENT

Summary
Quarter ended March 31, 2009	Accumulated Deficit	Total Equity	Net income (loss)	Total Liabilities

10Q as reported	(31,391)	1,899	(1,485)	(1,506)
Financial impact of warrants	1,238	(324)	382	(324)
Financial impact of anti-dilution rights	(206)	(4,072)	438	(4,072)
10Q amount if adjusted:	(30,359)	(2,496)	(665)	(5,901)
% impact of warrants	-4%	-17%	-26%	22%
% impact of anti-dilution rights	1%	-214%	-29%	270%
Total % impact	-3%	-231%	-55%	292%

Quarter ended June 30, 2009	Accumulated Deficit	Total Equity	Net income (loss)	Total Liabilities

10Q as reported	(33,174)	3,105	(1,783)	(1,781)
Financial impact of warrants	1,114	(448)	1,768	(3,284)
Financial impact of anti-dilution rights	595	(1,978)	801	(1,978)
10Q amount if adjusted:	(31,465)	679	787	(7,043)
% impact of warrants	-3%	-14%	-99%	184%
% impact of anti-dilution rights	-2%	-64%	-45%	111%
Total % impact	-5%	-78%	-144%	295%

Quarter ended September 30, 2009	Accumulated Deficit	Total Equity	Net income (loss)	Total Liabilities

10Q as reported	(34,411)	5,325	(1,237)	(1,589)
Financial impact of warrants	1,834	272	725	(2,564)
Financial impact of anti-dilution rights	1,495	(1,078)	899	(1,078)
10Q amount if adjusted:	(31,082)	4,519	388	(5,231)
% impact of warrants	-5%	5%	-58%	161%
% impact of anti-dilution rights	-4%	-20%	-73%	68%
Total % impact	-9%	-15%	-131%	229%

Quarter ended March 31, 2010	Accumulated Deficit	Total Equity	Net income (loss)	Total Liabilities

10Q as reported	(37,865)	8,408	(1,571)	(2,010)
Financial impact of warrants	(3,498)	(8,786)	(6,034)	(7,481)
Financial impact of anti-dilution rights	1,429	-	98	-
10Q amount if adjusted:	(39,934)	(378)	(7,508)	(9,491)
% impact of warrants	9%	-104%	384%	372%
% impact of anti-dilution rights	-4%	0%	-6%	0%
Total % impact	5%	-104%	378%	372%

Quarter ended June 30, 2010	Accumulated Deficit	Total Equity	Net income (loss)	Total Liabilities

10Q as reported	(40,972)	17,310	(3,107)	(2,691)
Financial impact of warrants	(3,875)	(9,164)	(378)	(3,924)
Financial impact of anti-dilution rights	1,429	5,900	-	-
10Q amount if adjusted:	(43,419)	14,046	(3,485)	(6,615)
% impact of warrants	10%	-53%	12%	146%
% impact of anti-dilution rights	-3%	34%	0%	0%
Total % impact	6%	-19%	12%	146%

Quarter ended September 30, 2010	Accumulated Deficit	Total Equity	Net income (loss)	Total Liabilities

10Q as reported	(43,290)	15,892	(2,318)	(2,398)
Financial impact of warrants	1,834	272	725	(2,564)
Financial impact of anti-dilution rights	1,429	5,900	-	-
10Q amount if adjusted:	(44,399)	13,965	(980)	(4,984)
% impact of warrants	6%	-49%	-58%	108%
% impact of anti-dilution rights	-3%	37%	0%	0%
Total % impact	3%	-12%	-58%	108%